Bionomics Limited

03 FEB 20 AM 7:21

10 February 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

03003946

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/3

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
10 February 2003

BIONOMICS BOOSTS BOARD LINE-UP WITH US APPOINTMENT

Bionomics (ASX:BNO, US OTC:BMICY) today announced the appointment of Dr Errol De Souza, President and CEO of leading US biotech company, Synaptic Pharmaceutical Corporation, to Bionomics' Scientific Advisory Board.

Dr De Souza is an internationally recognised leader in central nervous system (CNS) research and development. He heads a company with a complementary research focus to Bionomics and will bring his world-class experience in CNS drug discovery and development to Bionomics' R&D programs.

Bionomics Managing Director, Dr Deborah Rathjen said the company had "scooped" the market in attracting such an outstanding international biotech executive to the Adelaide based company. She said the expanded Scientific Advisory Board would ensure Bionomics had the right mix of local talent and international experience to guide the company through its next phase of growth.

"Bionomics is in a very exciting phase of development right now. We have patented the world's first animal model of inherited human epilepsy, and we have built two new drug discovery platforms for epilepsy and angiogenesis related illnesses. Securing the appointment of Dr De Souza is a clear endorsement of the quality and commercial potential of our science.

"We are delighted with his commitment to our company. It speaks volumes about our achievements to date and more importantly our potential to commercialise our gene based discoveries," she said.

Bionomics Chairman, Fraser Ainsworth, welcomed Dr De Souza to the Scientific Advisory Board. He said Dr De Souza was both well recognised and respected for his corporate, academic and scientific achievements in the US. He would add important new perspective and value to Bionomics' Scientific Advisory Board as the company continued to carve a niche as a global leader in genomics-driven drug discovery.

From 1998 to September 2002, Dr De Souza held senior management roles within Aventis (NYSE:AVE) and its predecessor Hoechst Marion Roussel Pharmaceuticals, Inc. Most recently, Dr De Souza was Senior Vice President and Site Head, US Drug Innovation and Approval (R&D), at Aventis where he was responsible for the discovery and development of drug candidates through Phase IIa clinical trials for central nervous system (CNS) and inflammatory disorders. From 1992 to 1998, Dr De Souza was Co-Founder, Executive Vice President of Research and Development and Director of Neurocrine Biosciences, Inc (NASQAD: NBIX) a leading biotechnology company involved in the discovery and development of drugs to treat CNS, immune and endocrine disorders. Prior to that Dr De Souza was head of CNS Diseases Research at the DuPont Merck Pharmaceutical

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Company. Dr De Souza has held faculty appointments at various institutions including the National Institute on Drug Abuse, Johns Hopkins University School of Medicine, the University of Pennsylvania School of Medicine and the University of California, San Diego. He is currently an Adjunct Professor at the Centre for Molecular and Behavioral Neuroscience at Rutgers University in New Jersey. Dr De Souza has served on multiple Editorial Boards, NIH Committees as well as on the Board of Directors of several companies. Dr De Souza has edited 5 books and is author or co-author of approximately 250 original articles and 250 abstracts.

He became President and CEO of Synaptic Pharmaceutical Corporation (NASDAQ: SNAP) in September 2002 and he leads the company's pioneering research in the development of pharmaceuticals that target G Protein-Coupled Receptors (GPCRs). GPCRs represent 30% of all drugs marketed in the US today and Synaptic has the largest GPCR related patent portfolio in the world.

Dr De Souza said he was delighted to be invited to sit on the Bionomics Scientific Advisory Board. "I know what Bionomics is all about. I know the professionalism of the people in Adelaide and I am very confident in their work. I hope I can be part of something very worthwhile there, developing new treatments for epilepsy and other debilitating CNS illnesses."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
VICE PRESIDENT, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104